CLS HOLDINGS USA, INC.

11767 South Dixie Highway, Suite 115

Miami, Florida 33156

February 11, 2019

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Office of Consumer Products

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Re:        CLS Holdings USA, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-227089)

Dear Ms. Ransom:

On behalf of CLS Holdings USA, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 A.M. Eastern Time on February 12, 2019, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey I. Binder
Jeffrey I. Binder
Chief Executive Officer